EXHIBIT 21


                         Subsidiaries of the Registrant.


Fresh Brands, Inc. has two subsidiaries, Dick's Supermarkets, Inc. and Fresh Brands Distributing, Inc., both of which are Wisconsin corporations. Fresh Brands Distributing, Inc. has one subsidiary, PW Trucking, Inc., a Wisconsin corporation.